SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2007

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

UPM-Kymmene Corporation Corporate Release June 08, 2007 at 13:15

UPM’S SALE OF WALKI WISA CONCLUDED

UPM’s sale of Walki Wisa to funds managed by the Finnish private equity investment company CapMan was completed today and the business has been transferred to the new owner. The deal was published on February 26, 2007.

UPM will book from the sale a capital gain of around EUR 25 million for the second quarter of 2007.

Walki Wisa is Europe’s leading producer of wrappings and composite materials for industrial applications. Walki Wisa’s sales amounted to EUR 287 million in 2006. The company employs about 950 people.

For further information please contact:

Mr Matti J. Lindahl, President, UPM Wood Products Division,

tel. +49 171 6127688

Mr Ari Rinkinen, President, Walki Wisa Oy,

tel. +358 204 16 3000

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

www.upm-kymmene.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 08, 2007	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations